Shockwave Motors Inc.
Statements of Comprehensive Income
(Unaudited)

	Year Ended December 31, 2019	Year Ended December 31, 2018
Revenue	$ -	$ -
Cost of sales		-
Gross profit	-	-
Operating expenses:		
Advertising	862	-
Contract labor	-	1,000
Vehicle expense	1,050	793
Travel	997	1,414
General and administrative	5,587	2,054
Total operating expenses	8,496	5,261
Loss from operations	(8,496)	(5,261)
Other income / (expense)	5,000	-
Loss before income taxes	(3,496)	(5,261)
Provision for income taxes	-	-
Net loss	$ (3,496)	$ (5,261)